ZENTEK LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zentek Ltd. (the "Corporation") will be held at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9, and in virtual format, which will be conducted via live audio webcast at https://virtual-meetings.tsxtrust.com/1313, on Thursday, September 29, 2022 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2022 and the report of the auditors thereon;

2. to appoint BDO Canada LLP, Chartered Professional Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of an omnibus long-term incentive plan of the Corporation;

5. to consider, and, if deemed advisable, pass, with or without variation, a special resolution authorizing the directors to change the registered address of the Corporation, as more particularly described in the accompanying management information circular; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is Thursday, August 25, 2022 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19, shareholders are being discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular dated August 25, 2022 of the Corporation.

Voting

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company, at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or go to www.voteproxyonline.com and enter his or her 12-digit control number by 4:00 p.m. (Eastern time) on Tuesday, September 27th, 2022, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting virtually or in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedar.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

DATED this 25th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

ZENTEK LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé
Chair of the Board of Directors